Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of February 24, 2008

by and among

ABE INVESTMENT, L.P.,

ABE ACQUISITION CORP.

and

GETTY IMAGES, INC.

i

ii

Exhibits
Exhibit A	Form of Restated Certificate of Incorporation
Exhibit B	Form of Bylaws
Exhibit C	Consolidated EBITDA

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 24, 2008 (this “Agreement”), is entered into by and among Abe Investment, L.P., a Delaware limited partnership (“Parent”), Abe Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Getty Images, Inc., a Delaware corporation (the “Company”).

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the board of directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the general partner of Parent and the board of directors of Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor (as defined below) is entering into a Limited Guarantee (as defined below) in favor of the Company with respect to certain of Parent’s obligations under this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Ancillary Agreements (as defined below) are being entered into by and among the respective parties thereto.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATIONS

SECTION 1.1 Certain Definitions. The following terms shall have the following meanings:

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Ancillary Agreements” shall mean, collectively, (a) the Rollover Commitment Letter, (b) that certain Interim Investors Agreement among Parent, Merger Sub, the Rollover Stockholders and the other parties thereto, (c) that certain Voting Agreement among Parent and the other parties thereto and (d) that certain Waiver and Amendment to Restated Option Agreement among the Company, Parent, Getty Investments L.L.C., a Delaware limited liability company (“Getty Investments”), and the other parties thereto (the “Restated Option Agreement”, as amended pursuant to the Waiver and Amendment to Restated Option Agreement, the “Trademark Agreement”), each dated as of the date hereof and as amended from time to time.

“Business Day” shall mean any day except a Saturday, a Sunday or other day on which the SEC or banks in the State of California are authorized or required by Law to be closed.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or its Subsidiaries in the conduct of their respective businesses.

“Company Material Adverse Effect” shall mean any change, event, occurrence or effect that is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or be considered in determining whether there has occurred, and no change, event, occurrence or effect resulting from, attributable to or arising out of any of the following shall constitute, a Company Material Adverse Effect: (a) changes generally affecting (i) the industries in which the Company and its Subsidiaries operate, or (ii) the economy or the credit, debt, financial or capital markets, in each case, in the United States or elsewhere in the world, including changes in interest or exchange rates, (b) changes after the date hereof in Law or the interpretation thereof or in GAAP or in accounting standards, or changes after the date hereof in general legal, regulatory or political conditions, (c) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, employees, revenue and profitability, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (e) earthquakes, hurricanes, tornados or other natural disasters, (f) any action taken by the Company or its Subsidiaries as expressly contemplated by this Agreement (other than Section 5.2) or with Parent’s written consent or at Parent’s written request, (g) any decline in the market price, or change in trading volume, of the capital stock of the Company, (h) the suspension of trading generally on the New York Stock Exchange or the Nasdaq Stock Market, (i) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof, (j) any shareholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, (k) the outcome of any litigation, claim or other proceeding described in the Company Disclosure Schedule (as defined below) or disclosed in the Filed Company SEC Documents (as defined below), and (l) any increase in the cost or availability of the financing necessary for Parent and Merger Sub to consummate the transactions contemplated hereby; provided, further, however, (A) that any change, event, occurrence or effect referred to in clauses (a), (d) and (e) shall be taken into account for purposes of such clause only so long as such change, event, occurrence or effect does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate and (B) that for purposes of clauses (g) and (i), any change, event, occurrence or effect underlying such decline, change or failure not otherwise excluded in the other exceptions (a) through (l) of this definition shall be taken into account in determining whether a Company Material Adverse Effect has occurred. With respect to references to “Company Material Adverse Effect” in the representations and warranties set forth in Sections 3.3 and 3.4, the exceptions set forth in clause (c) shall not apply.

“Company Parties” shall mean, collectively, the Company and its Subsidiaries and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

“Company Stock Plans” shall mean the plans and agreements listed in Schedule 3.11(a) of the Company Disclosure Schedule.

“Convertible Subordinated Debentures” shall mean the Company’s 0.5% Convertible Subordinated Debentures, Series B due 2023.

“Excluded Stockholders” shall mean the Rollover Stockholders and Jonathan D. Klein.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” shall mean any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, provincial, state, municipal, local or foreign, or any agency, commission, instrumentality or authority thereof exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, or any court or arbitrator (public or private) exercising judicial, quasi-judicial, administrative or similar functions.

“Hazardous Substances” shall mean any and all pollutants, contaminants or wastes and any and all other materials or substances that are regulated, or that could result in the imposition of liability, under any applicable Environmental Laws, including petroleum, asbestos, toxic mold and polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (b) any guarantee of any such indebtedness or debt securities of any Person other than the Company or any of its Subsidiaries or (c) any “keep well” or other agreement to maintain any financial statement condition of any Person other than the Company or any of its Subsidiaries.

“Intellectual Property” shall mean all intellectual property rights and related priority rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including: (i) all patents and patent applications, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (collectively, “Patents”), (ii) all trademarks, service marks, trade dress, trade names, logos, corporate names and other source or business identifiers, and all registrations, applications for registration, renewals and extensions for any of the foregoing, and all of the goodwill associated therewith (collectively, “Marks”), (iii) all copyrights (registered or unregistered), copyrightable works and moral rights, and all registrations, applications for registration, renewals, extensions and reversions of any of the foregoing (collectively, “Copyrights”), (iv) all Internet domain names (“Domain Names”) and (v) all know-how and trade secrets (“Trade Secrets”).

“Knowledge” shall mean (a) in the case of the Company, the actual knowledge of the Chief Executive Officer, Chief Financial Officer, Senior Vice President of Consumer Marketing and Technology, Executive Vice President of Imagery, Products and Services, and General Counsel of the Company and (b) in the case of Parent and Merger Sub, the actual knowledge of those individuals set forth on Schedule 1.1 of the Parent Disclosure Schedule.

“Liens” shall mean any pledges, claims, liens, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Order” shall mean any order, injunction, judgment, decree, ruling, writ, assessment or arbitration of a Governmental Authority.

“Parent Parties” shall mean, collectively, Parent, Merger Sub, the Guarantor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

“Permitted Liens” shall mean (a) any transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” Laws of the various States of the United States, (b) statutory Liens for current Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (c) mechanics’, carriers’, workers’, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business, (d) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation and (e) such other Liens, encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, encumbrance or imperfection.

“Person” shall mean any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Representatives” shall mean, with respect to any party, the officers, directors, employees, consultants, agents, advisors and other representatives of such party and its Subsidiaries, and, in the case of Parent and Merger Sub, shall also include their financing sources.

“Rollover Commitment Letter” shall mean that certain Rollover Commitment Letter, among Parent, Getty Investments and certain other stockholders of the Company party thereto (such stockholders, together with Getty Investments, the “Rollover Stockholders”), dated as of the date hereof and as amended from time to time.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Credit Agreement” shall mean that certain Credit Agreement among the Company, U.S. Bank National Association and the other parties thereto, dated as of March 19, 2007.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing fifty percent (50%) or more of the equity or fifty percent (50%) or more of the ordinary voting power (or, in the case of a partnership, fifty percent (50%) or more of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, however, that for the purposes of Section 5.4(a), the references to “fifty percent (50%) or more” shall be deemed to be references to “more than fifty percent (50%).”

SECTION 1.2 Cross Reference Table. The following terms defined elsewhere in this Agreement in the sections set forth below shall have the respective meaning therein defined:

Term	Definition
“Acceptable Confidentiality Agreement”	Section 5.4(c)

“Affiliated Party”	Section 3.19

“Aggregate Merger Consideration”	Section 2.8(a)

“Aggregate Option Consideration”	Section 4.5(a)

“Aggregate RSU Consideration”	Section 4.5(a)

“Agreement”	Preamble

“Antitrust Laws”	Section 5.5(a)

“Balance Sheet Date”	Section 3.5(c)

“Bankruptcy and Equity Exception”	Section 3.3(a)

“Book-Entry Shares”	Section 2.7(c)

“Certificate”	Section 2.7(c)

“Certificate of Merger”	Section 2.3

“Claim”	Section 5.10(b)

“Closing”	Section 2.2

“Closing Date”	Section 2.2

“Code”	Section 2.8(g)

“Company”	Preamble

“Company Acquisition Agreement”	Section 5.4(d)

“Company Adverse Recommendation Change”	Section 5.4(d)

“Company Board Recommendation”	Section 5.1(b)

“Company Charter Documents”	Section 3.1(c)

“Company Common Stock”	Section 2.7

“Company Damages”	Section 7.3(e)

“Company Disclosure Schedule”	Article III

“Company Employees”	Section 5.13(a)

“Company Insurance Policies”	Section 3.20

“Company Pension Plan”	Section 3.11(a)

“Company Plan”	Section 3.11(a)

“Company Preferred Stock”	Section 3.2(a)

“Company SEC Documents”	Section 3.5(a)

“Company Securities”	Section 3.2(c)

“Company Stockholder Approval”	Section 3.3(d)

“Company Stockholder Approvals”	Section 6.1(a)

“Company Stockholders Meeting”	Section 5.1(b)

“Confidentiality Agreement”	Section 5.8

“Contract”	Section 3.3(c)

“Debt Commitment Letter”	Section 4.5(a)

“DGCL”	Section 2.1

“Dissenting Stockholders”	Section 2.9(a)

“Dissenting Shares”	Section 2.9(a)

“EC Merger Regulation”	Section 3.4

“Effective Time”	Section 2.3

“Environmental Laws”	Section 3.12

“Equity Commitment Letter”	Section 4.5(a)

“Equity Financing”	Section 4.5(a)

“Equity Provider”	Section 4.5(a)

“ERISA”	Section 3.11(a)

“Exchange Act”	Section 3.4

“Excluded Party”	Section 5.4(a)

“Filed Company SEC Documents”	Article III

“Financing”	Section 4.5(a)

“Financing Letters”	Section 4.5(a)

“Foreign Antitrust Laws”	Section 3.4

“Goldman”	Section 3.17

“Guarantor”	Section 4.6

“Indemnitee”	Section 5.10(a)

“Independent Directors”	Recitals

“Initial Period”	Section 5.4(a)

“IRS”	Section 3.11(a)

“Laws”	Section 3.8

“Leased Real Property”	Section 3.15

“Liability Limitation”	Section 7.3(g)

“Limited Guarantee”	Section 4.6

“Marketing Period”	Section 5.6(a)

“Material Contracts”	Section 3.16(a)

“Merger”	Recitals

“Merger Consideration”	Section 2.7(c)

“Merger Sub”	Preamble

“New Plans”	Section 5.13(b)

“Notice of Superior Proposal”	Section 5.4(f)

“NYSE”	Section 3.4

“Old Plans”	Section 5.13(b)

“Option”	Section 2.10(a)

“Option Consideration”	Section 2.10(a)

“Parent”	Preamble

“Parent Damages”	Section 7.3(f)

“Parent Disclosure Schedule”	Article IV

“Parent Expenses”	Section 7.4

“Parent Termination Fee”	Section 7.3(b)

“Paying Agent”	Section 2.8(a)

“Permits”	Section 3.8

“Proxy Statement”	Section 3.4

“Reimbursable Expenses”	Section 7.4

“Required Information”	Section 5.6(c)

“Restated Certificate of Incorporation”	Section 2.5

“Restraints”	Section 6.1(c)

“Retirement Benefits Scheme”	Section 3.11(a)

“RSU”	Section 2.10(b)

“RSU Consideration”	Section 2.10(b)

“Sarbanes-Oxley Act”	Section 3.5(a)

“Schedule 13E-3”	Section 3.9

“SEC”	Section 3.4

“Solvent”	Section 4.7

“Special Stockholder Approval”	Section 6.1(a)

“Superior Proposal”	Section 5.4(i)

“Surviving Corporation”	Section 2.1

“Takeover Proposal”	Section 5.4(h)

“Tax Returns”	Section 3.10(b)

“Taxes”	Section 3.10(b)

“Termination Fee”	Section 7.3(a)

“Walk-Away Date”	Section 7.1(b)(i)

SECTION 1.3 Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(c) Gender and Number. Any reference in this Agreement to gender shall include both genders, and words imparting the singular number only shall include the plural and vice versa.

(d) Headings. The provisions of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(e) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context requires otherwise.

(f) Including. The word “including,” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(g) Ordinary Course. Any reference in this Agreement to “ordinary course” or the “ordinary course of business” shall be deemed to mean “ordinary course of business consistent with past practice.”

(h) Negotiation and Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as defined below) Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 201 Redwood Shores Parkway, Redwood Shores, California 94065 at 10:00 a.m., Pacific time, on a date to be specified by the parties, which date shall be no later than the later of (a) the second (2nd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) and (b) the earlier of (i) a date during the Marketing Period (as defined below) to be specified by Parent on no less than three (3) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of Parent’s financing) and (ii) the final day of the Marketing Period, or such other date, time or place as agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

SECTION 2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. The restated certificate of incorporation of the Company (the “Restated Certificate of Incorporation”) shall be amended as a result of the Merger so as to read in its entirety in the form of Exhibit A hereto, and as so amended shall be the Restated Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Restated Certificate of Incorporation. At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended to read in their entirety in the form of Exhibit B hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Restated Certificate of Incorporation of the Company and such bylaws.

SECTION 2.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

SECTION 2.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent or Merger Sub or any other Subsidiary of Parent (including any shares of Company Common Stock contributed pursuant to the Rollover Commitment Letter), shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock owned by any wholly owned Subsidiary of the Company shall remain outstanding.

(c) Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.7(b) and Dissenting Shares (as defined below) and any shares of Company Common Stock owned by any wholly owned Subsidiary of the Company) shall thereupon be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $34.00, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and (ii) shares of Company Common Stock held in book-entry form (“Book-Entry Shares”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares, as the case may be, in accordance with Section 2.8(b), without interest.

SECTION 2.8 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) to receive, on terms reasonably acceptable to the Company, for the benefit of holders of shares of Company Common Stock, the aggregate Merger Consideration (the “Aggregate Merger Consideration”) to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.7(c). Parent shall deposit the Aggregate Merger Consideration with the Paying Agent at or prior to the Effective Time. The Aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) money market funds investing solely in a combination of the foregoing. Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.8(a).

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than five (5) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates (or evidence of Book-Entry Shares) whose shares of Company Common Stock were converted pursuant to Section 2.7(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation or surrender of Book-Entry Shares, in each case, to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Book-Entry Share or share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered, if applicable, shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (i) in the case of a Certificate, the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) in the case of both a Certificate or a Book-Entry Share, the Person requesting such payment shall have paid any transfer and other Taxes (as defined below) required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.8, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, without interest, as contemplated by this Article II.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in exchange for shares of Company Common Stock upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Book-Entry Shares or shares of Company Common Stock previously represented by such Certificates, and, at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided for herein or by applicable Law. Subject to Section 2.8(e), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the eighteen (18) month anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, without any interest, that may be payable upon surrender of any Certificates or Book-Entry Shares held by such holders, as determined pursuant to this Agreement.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Paying Agent, such information shall be requested prior to any such withholding.

SECTION 2.9 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the appraised value of such shares of Company Common Stock as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL.

(b) Notwithstanding the foregoing, if any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right to seek payment of the appraised value of such Dissenting Shares, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.7, without any interest thereon. Parent shall promptly deposit with the Paying Agent any additional funds necessary to pay in full the Merger Consideration so due and payable to such Dissenting Stockholders who have failed to perfect or who shall have effectively withdrawn or lost such right to seek payment of the appraisal value of such Dissenting Shares.

(c) The Company shall provide Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal.

SECTION 2.10 Company Stock Options and RSUs. Prior to the Effective Time, subject to Schedule 2.10(a), the Company shall take all action necessary (including any necessary determinations and/or resolutions of the board of directors of the Company or any committee thereof) such that:

(a) Except as otherwise agreed by Parent and the holder thereof, each option granted under the Company Stock Plans (whether or not then vested or exercisable) that represents the right to acquire shares of Company Common Stock (each, an “Option”) that is outstanding immediately prior to the Effective Time shall at the Effective Time be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration (as defined below) for each share of Company Common Stock then subject to the Option. The Option Consideration shall be paid by the Surviving Corporation on the Closing Date. For purposes of this Agreement, “Option Consideration” shall mean, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of (A) the Merger Consideration per share of Company Common Stock over (B) the exercise price payable in respect of such share of Company Common Stock issuable under such Option, without interest and less applicable withholding.

(b) Immediately prior to the Effective Time, except as otherwise agreed by Parent and the holder thereof, each restricted stock unit granted under the Company Stock Plans in respect of a share of Company Common Stock (collectively, the “RSUs”) that is outstanding immediately prior to the Effective Time and which is subject to vesting criteria shall vest in full and be converted into the right to receive a cash amount equal to the RSU Consideration (as defined below) for each share of Company Common Stock then subject to the RSU, such that the holder of such RSU shall be paid by the Surviving Corporation on the Closing Date, an aggregate amount of cash as the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time, without interest and less applicable withholding (the “RSU Consideration”).

(c) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.10 to any holder of Options or RSUs such amount as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state or local Tax Law, and the Surviving Corporation shall make any required filings with and payments to the appropriate Governmental Authority relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Options or RSUs in respect of which such deduction and withholding was made by the Surviving Corporation.

SECTION 2.11 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the corresponding schedule of the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) or (b) in or incorporated by reference in the Company SEC Documents (as defined below), other than disclosure referred to in the “Risk Factors” and “Note Regarding Forward Looking Statements” sections thereof or any other disclosures included in such filings which are forward-looking in nature, filed prior to the date of this Agreement (the “Filed Company SEC Documents”) (it being understood that any matter disclosed in the Company

Disclosure Schedule or in or incorporated by reference in such Company SEC Documents shall be deemed disclosed with respect to any schedule of the Company Disclosure Schedule to which the matter relates to the extent the relevance to each such schedule is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Subsidiary of the Company is in violation of any of its organizational documents in any material respect. A list of the names of the Company’s Subsidiaries, including their jurisdiction of organization and the name of any equityholder other than the Company or any Subsidiary is set forth on Schedule 3.1(b) of the Company Disclosure Schedule. The Company does not have any investment with a fair market value of more than $1,000,000 in any Person that is not a Subsidiary, other than investments related to cash management activities in the ordinary course of business.

(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company, as amended to the date of this Agreement, and is not in violation of any of the provisions contained in such documents in any material respect (the “Company Charter Documents”).

SECTION 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on February 21, 2008, (i) 59,630,358 shares of Company Common Stock were issued and outstanding, (ii) 3,486,274 shares of Company Common Stock were held by the Company in its treasury, (iii) 2,785,781 shares of Company Common Stock were reserved for issuance pursuant to outstanding Options under the Company Stock Plans, (iv) 6,944,431 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 0.5% Convertible Subordinated Debentures, Series B due 2023, (v) 1,179,099 RSUs were credited to participants under their accounts under the Company Stock Plans and (vi) no shares of Company Preferred Stock were issued or outstanding. There are no restricted stock awards of the Company Common Stock outstanding.

(b) Schedule 3.2(b) of the Company Disclosure Schedule sets forth, as of February 21, 2008, a list of all holders of outstanding Options under the Company Stock Plans and all participants holding outstanding RSUs credited to their accounts under the Company Stock Plans, and, in each case, the date of grant, the number of shares of Company Common Stock subject to such Option or RSU and, in the case of the Options, the price per share at which such Option may be exercised, the expiration date, the number of shares of Company Common Stock subject to each such Option that is currently exercisable and the status of any Option granted as qualified or nonqualified under Section 422 of the Code, and in the case of RSUs, the number of RSUs currently vested.

(c) Except as set forth in this Section 3.2 or on Schedule 3.2(c) of the Company Disclosure Schedule, as of February 21, 2008, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue or register, or that restrict the transfer or voting of, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company to grant, extend or enter into any such agreements, and neither the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote with the holders of the Company Common Stock on any matter. No direct or indirect Subsidiary of the Company owns any Company Common Stock. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since February 21, 2008, the Company has not issued any Company Securities, other than shares of Company Common Stock pursuant to Options or RSUs referred to above, that were outstanding as of February 21, 2008.

(d) Except as set forth on Schedule 3.2(d) of the Company Disclosure Schedule, (i) each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Subsidiary of the Company free and clear of all Liens and (ii) there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other ownership interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(e) Other than intercompany indebtedness, as of the date hereof, there was no outstanding indebtedness for borrowed money of the Company and its Subsidiaries in excess of $10,000,000 in principal amount, other than indebtedness identified by instrument on Schedule 3.2(e) of the Company Disclosure Schedule.

(f) The Company does not have a “poison pill” or similar stockholder rights plan.

SECTION 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval (as defined below), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by the board of directors of the Company, and except for obtaining the Company Stockholder Approvals (as defined below), no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b) The board of directors of the Company, at a meeting duly called and held, has (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and conditions contained herein, are in the best interests of the Company and the stockholders of the Company and (iii) resolved, subject to Section 5.4 hereof, to recommend that the stockholders of the Company adopt this Agreement and that such matter be submitted for consideration at the Company Stockholders Meeting (as defined below).

(c) Except as set forth on Schedule 3.3(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or conflict with or violate in any material respect any provision of the similar organizational documents of any of the Company’s Subsidiaries or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, violate any Law or Order applicable to the Company or any of its Subsidiaries, (B) with or without notice, lapse of time or both, violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate or give rise to a right of termination, purchase, sale, cancellation, modification or acceleration of any of the Company’s or, if applicable, its Subsidiaries’, obligations under any such Contract or to the loss of any benefit under a Contract, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), for such violations, defaults, accelerations or rights as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially delay consummation of the transactions contemplated hereby.

(d) Except for the Special Stockholder Approval (as defined below) contractually required by Section 6.1(a), the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the transactions contemplated hereby.

SECTION 3.4 Governmental Approvals. Except for (a) the filing with the Securities and Exchange Commission (together with its staff, the “SEC”) of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the rules and regulations of the New York Stock Exchange (the “NYSE”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and (d) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment, including Council Regulation No. 139/2004/EC of the European Community, as amended (the “EC Merger Regulation”) (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) Except as set forth on Schedule 3.5(a) of the Company Disclosure Schedule, the Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements required to be filed under the Securities Act or the Exchange Act since January 1, 2007 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act. The Company has made available to Parent all material correspondence between the SEC and the Company since January 1, 2007. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents.

(b) The consolidated financial statements of the Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X under the Securities Act) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of September 30, 2007 (the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby, (iv) as set forth on Schedule 3.5(c) of the Company Disclosure Schedule or (v) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) (i) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 of the Exchange Act.

(ii) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the board of directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iii) Except as set forth on Schedule 3.5(d)(iii) of the Company Disclosure Schedule, as of the date hereof, to the Knowledge of the Company, the Company has not identified any material weaknesses in internal controls. To the Knowledge of the Company, the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(iv) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate on the other hand), including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

SECTION 3.6 Absence of Certain Changes. Except as set forth on Schedule 3.6 of the Company Disclosure Schedule, since the Balance Sheet Date (a) through the date of this Agreement, except for the transactions contemplated hereby, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects, in the ordinary course of business consistent with past practice and (b) there has not been any event, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.7 Legal Proceedings. Except as set forth on Schedule 3.7 of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (a) there is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, suit or action against the Company or any of its Subsidiaries by or before any Governmental Authority and (b) none of the Company or any of its Subsidiaries is subject to any outstanding Order.

SECTION 3.8 Compliance With Laws; Permits. Except as set forth on Schedule 3.8 of the Company Disclosure Schedule and for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees and Orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, and with its own privacy policies, (ii) the Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), and (iii) the Company and its Subsidiaries are in compliance with the terms of all Permits.

SECTION 3.9 Information Supplied. The Proxy Statement (including any amendments or supplements thereto) will not, on the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, and the Rule 13e-3 transaction statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”) will not, on the date it (including any amendments or supplements thereto) is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 3.10 Tax Matters.

(a) Except as set forth on Schedule 3.10(a) of the Company Disclosure Schedule and for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns (as defined below) required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects, (ii) all Taxes whether or not shown to be due on such Tax Returns have been timely paid, except for any Tax reflected in accordance with GAAP as a reserve for Taxes in the Company SEC Documents, (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Company SEC Documents, (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received, (v) neither the Company nor any of its Subsidiaries is or has ever been a member of any affiliated group that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return other than a group of which the Company is the common parent or has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as transferee or successor, (vi) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement, (vii) neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable, (viii) all Taxes required to be withheld, collected or deposited by or with respect to Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Authority, (ix) neither the Company nor any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and (x) there are no Tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens. This Section 3.10 constitutes the sole and exclusive representation or warranty of the Company relating to Tax matters.

(b) For purposes of this Agreement (i) “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing, whether disputed or not, and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 3.11 Employee Benefits and Labor Matters.

(a) Schedule 3.11(a) of the Company Disclosure Schedule lists each material “Company Plan,” defined for purposes of this Agreement as any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other employee benefit plan, policy or agreement, whether or not covered by ERISA, and any incentive compensation, severance, employment, fringe benefit, bonus, gross-up, retention or deferred compensation plan, policy or arrangement, whether formal or informal, domestic or foreign (i) entered into, sponsored by or maintained by the Company or any of its Subsidiaries with respect to their current or former employees, officers, directors or consultants, or (ii) under which the Company or any of its Subsidiaries has had or has any present or future liability (actual or contingent). Except with respect to any foreign statutory or governmental plan, the Company has made available to Parent correct and complete copies of (i) each Company Plan or, in the case of Company Plans that are individual award agreements under the Company Stock Plans, a representative form of award agreement together with a list of persons covered by such representative form and the number of shares covered thereby, (ii) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect to each Company Plan (if such report was required, (iii) the most recent summary plan description for each Company Plan for which summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Company Plan. Each Company Plan has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 3.7 of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), audits or proceedings with respect to any Company Plans that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Plans that are “employee pension plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or have filed a timely application therefor and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that would adversely affect the qualification of such Company Pension Plan. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any. No Company Pension Plan is subject to Title IV of ERISA (or similar provision under non-U.S. law), and neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law. Each Company Plan that is a “non-qualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code and guidance promulgated thereunder by the Internal Revenue Service or Department of Treasury, and no Company Plan provides or provided any compensation or benefits which could subject, or have subjected, a covered service provider to gross income inclusion or tax pursuant to Section 409A(a)(1) of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in respect of employees outside the United States, the Company and its Subsidiaries have complied with all their obligations in respect of all arrangements (whether or not tax registered, funded or closed) for the provision of pension and other benefits on or in anticipation of retirement or death (each a “Retirement Benefits Scheme”), including all local law requirements and the governing documentation of all such Retirement Benefits Schemes. The Company and its Subsidiaries do not have any material liability or exposure to any Retirement Benefits Scheme (or section thereof) pursuant to which there is an entitlement of participants therein to the payment of defined benefits.

(b) Except as set forth on Schedule 3.11(b)(i), (ii) or (iii), as applicable, of the Company Disclosure Schedule, no Company Plan exists and there are no other contracts, plans or arrangements (written or otherwise) covering any current or former employee, director, officer or shareholder of the Company that, individually or collectively, as a result of the execution of this Agreement, the Company Stockholder Approvals, or the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), would reasonably be expected to (i) result in any material severance pay upon any termination of employment, (ii) accelerate the time of payment or vesting or result in any material payment or material funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable, require the security of material benefits under or result in any other material obligation pursuant to, any such Company Plans, contracts, plans or arrangements, or (iii) result in any payments which would result in the loss of a material deduction under Section 280G of the Code or which would be subject to an excise tax under Section 4999 of the Code.

(c) The Company is not a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the Company’s employees. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect or, to the Knowledge of the Company, threatened, and the Company has not experienced any such labor controversy within the past three (3) years, and (ii) the Company has not closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three (3) years, nor has the Company planned or announced any such action or program for the future.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company (and where appropriate, its Subsidiaries) has complied with all of its legal obligations arising as a result of the existence of any works council or other employee representative body in any jurisdiction in which the Company or its Subsidiaries operates and no such works council or other employee representative body has commenced or, to the Knowledge of the Company, threatened to commence any proceedings in respect of any breach or alleged breach of any such obligation.

(e) There are no material liabilities with respect to any Company Plan maintained outside the United States or covering employees residing or working outside the United States, except as expressly described on Schedule 3.11(e) of the Company Disclosure Schedule.

SECTION 3.12 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been in compliance with all applicable Laws relating to the protection of the environment, natural resources, or to the extent relating to exposure to Hazardous Substances, human health or safety (“Environmental Laws”), including obtaining, maintaining and complying with all Permits required under Environmental Laws for the operation of their respective businesses, (b) there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property or facility owned, operated or leased by the Company or any of its Subsidiaries, (c) neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws, and (d) Hazardous Substances are not present at or about any of the real properties or facilities currently, or to the Knowledge of the Company formerly, owned, operated or leased by the Company or any of its Subsidiaries in amount or condition that would reasonably be expected to result in liability to the Company or any of its Subsidiaries relating to or arising under any Environmental Laws. This Section 3.12 constitutes the sole and exclusive representation and warranty of the Company regarding environmental liabilities or obligations, or compliance with Environmental Laws.

SECTION 3.13 Intellectual Property.

(a) Schedule 3.13(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Domain Names owned, filed or applied for by the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 3.13(b) of the Company Disclosure Schedule and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries owns or has valid and continuing rights to use, sell, license and otherwise commercially exploit, as the case may be, all Company Intellectual Property as the same is used, sold, licensed and otherwise commercially exploited by the Company or its Subsidiaries in their respective businesses as such businesses are presently being conducted, free and clear of all Liens other than Permitted Liens or other than obligations under any agreements regarding the license or use of any Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Intellectual Property includes all Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses as such businesses are presently being conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the use by the Company or its Subsidiaries of any of the Company Intellectual Property nor the conduct of the respective businesses of the Company or its Subsidiaries infringes, constitutes a misappropriation of or violates any Intellectual Property rights of any third party and (ii) to the Knowledge of the Company, no third party is infringing, misappropriating or violating any Company Intellectual Property owned by the Company or any of its Subsidiaries.

(d) Except as set forth on Schedule 3.13(d) of the Company Disclosure Schedule and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened (in writing) claims against the Company or any of its Subsidiaries involving an allegation of infringement, misappropriation or violation of any Intellectual Property rights of any third party or challenging the ownership, validity, enforceability or use of any of the Company Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) take commercially reasonable steps to protect and maintain the confidentiality of the Trade Secrets included in the Company Intellectual Property, and (ii) require any employee of the Company or any of its Subsidiaries, and use commercially reasonable efforts to require any other Person, who creates or develops material Intellectual Property on behalf of the Company or any of its Subsidiaries, to either assign to the Company or such Subsidiary all of such employee’s or such other Person’s, as applicable, rights in such Intellectual Property or grant a license to the Company or such Subsidiary under such employee’s or such other Person’s, as applicable, rights in such Intellectual Property.

SECTION 3.14 Anti-Takeover Provisions. The board of directors of the Company has approved each of the Ancillary Agreements for purposes of Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 4.9, the approval of this Agreement and the Ancillary Agreements by the board of directors of the Company constitutes approval of this Agreement, the Ancillary Agreements and the Merger for purposes of Section 203 of the DGCL. To the Knowledge of the Company, no other state anti-takeover statute applies to the Company as a result of the transactions contemplated hereby or the Ancillary Agreements, including the Merger.

SECTION 3.15 Property. Schedule 3.15 of the Company Disclosure Schedule sets forth a list of all real property owned by the Company and its Subsidiaries and all real property exceeding 10,000 square feet leased or subleased or otherwise used or occupied under an agreement (the “Leased Real Property”) by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its owned real property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (except in all cases for Permitted Liens). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all leases under which the Company or any of its Subsidiaries lease any real property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms and (b) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.

SECTION 3.16 Contracts.

(a) Schedule 3.16(a) of the Company Disclosure Schedule sets forth a list of all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound as of the date of this Agreement (other than Company Plans) (the “Material Contracts”):

(i) Contracts that are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) Contracts with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) Contracts related to Indebtedness and having an outstanding principal amount in excess of $10,000,000 individually;

(iv) Contracts related to an acquisition, divestiture, merger or similar transaction containing representations, covenants, indemnities or other obligations that are still in effect and, individually, could reasonably be expected to result in payments to or by the Company or any of its Subsidiaries in excess of $1,000,000;

(v) Contracts related to any guarantee or assumption of other obligations of any third party or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice which agreements relate to obligations which do not individually exceed $1,000,000;

(vi) license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries is a named party and licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for software that is “open source” or generally commercially available);

(vii) Contracts prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibiting the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibiting the issuance of guarantees by any wholly owned Subsidiary of the Company;

(viii) Contracts containing provisions that prohibit the Company or any of its Subsidiaries or Affiliates from competing in any line of business or in any geographic area;

(ix) Contracts accounting for aggregate revenue to the Company or any of its Subsidiaries of more than $2,000,000 during the Company’s 2007 fiscal year;

(x) settlement agreements, other than (A) releases immaterial in nature or amount entered into with former employees or current or former independent contractors of the Company in the ordinary course of business, (B) settlement agreements for cash only (which has been paid) and does not exceed $1,000,000 as to such settlement or (C) settlement agreements entered into more than two (2) years prior to the date of this Agreement under which none of the Company or its Subsidiaries have any continuing obligations, liabilities or rights (excluding releases);

(xi) leases or subleases under which the Company or its Subsidiaries lease or occupy Leased Real Property;

(xii) Contracts relating to any single or series of related capital expenditures by the Company pursuant to which the Company or any of its Subsidiaries has future financial obligations in excess of $5,000,000; or

(xiii) Contracts that relate to any hedging, derivatives or similar contracts or arrangements (other than currency hedges or derivatives entered into in the ordinary course of business).

(b)(i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not have, individually or in the aggregate, a Company Material Adverse Effect and (iii) except as set forth on Schedule 3.16(b)(iii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract, except where such default would not have, individually or in the aggregate, a Company Material Adverse Effect. A true, correct and complete copy of each Material Contract has been made available by the Company to Parent.

SECTION 3.17 Opinion of Financial Advisor. The board of directors of the Company has received the opinion of Goldman, Sachs & Co. (“Goldman”), dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various limitations and matters set forth therein, the $34.00 per share of Company Common Stock to be received by the holders of shares of Company Common Stock (other than the Rollover Stockholders) pursuant to this Agreement is fair, from a financial point of view, to such holders.

SECTION 3.18 Brokers and Other Advisors. Except for Goldman, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and correct copy of its engagement letter with Goldman.

SECTION 3.19 Affiliate Transactions. No executive officer or director of the Company or any of its Subsidiaries or any Person owning five percent (5%) or more of the Company Common Stock or, to the Company’s Knowledge, any Affiliate or family member of any such officer, director or owner (an “Affiliated Party”) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or has any material interest in any property or assets owned by the Company or any of its Subsidiaries or has engaged in any transaction (other than those related to employment or incentive arrangements) with the Company that is material to the Company within the last twelve (12) months, in each case, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

SECTION 3.20 Insurance. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and its Subsidiaries (collectively, the “Company Insurance Policies”) are (a) except for policies that have expired under their terms, in full force and effect, and neither the Company nor any of its Subsidiaries is in breach or default with respect to any such policy or binder and (b) to the Knowledge of the Company, valid and enforceable in accordance with their terms. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has (a) received written notice of actual or threatened modification or termination of any material Company Insurance Policy, or (b) received written notice of cancellation or non renewal of any material Company Insurance Policy, other than in connection with ordinary renewals.

SECTION 3.21 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding schedule of the disclosure schedule delivered by Parent and Merger Sub to the Company simultaneously with the execution of this Agreement (it being understood that any matter disclosed in such disclosure schedule shall be deemed disclosed with respect to any schedule of the Parent Disclosure Schedule to which the matter relates to the extent the relevance to each such schedule is reasonably apparent) (the “Parent Disclosure Schedule”) Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.1 Organization; Standing. Parent is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority necessary to own or lease all of its properties and to carry on its business as it is now being conducted.

SECTION 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, have been duly authorized and approved by its general partner and board of directors, respectively, and, immediately following the execution and delivery of this Agreement, this Agreement will be adopted by Parent as the sole stockholder of Merger Sub, and no other action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (A) violate any Law or Order applicable to Parent or any of its Subsidiaries or (B) with or without notice, lapse of time or both, violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the transactions contemplated hereby.

SECTION 4.3 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (c) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the transactions contemplated hereby.

SECTION 4.4 Ownership and Operations of Merger Sub. Merger Sub is a Subsidiary of Parent and, as of the date of this Agreement, Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 4.5 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of (i) an executed commitment letter (the “Equity Commitment Letter”), dated as of the date hereof, from Hellman & Friedman Capital Partners VI, L.P. and certain of its Affiliates (collectively, the “Equity Provider”) to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein (the “Equity Financing”), and (ii) an executed commitment letter (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), dated as of the date hereof, from Barclays Bank PLC, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland PLC and RBS Securities Corporation d/b/a RBS Greenwich Capital to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date hereof, none of the Financing Letters has been amended or modified, no such amendment or modification is contemplated, and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date hereof, and, as of the date hereof, the Financing Letters are in full force and effect and are the valid, binding and enforceable obligations of Parent and Merger Sub, and to the Knowledge of Parent, the other parties thereto. Assuming the Financing and the transactions contemplated by the Rollover Commitment Letter are consummated and the accuracy of the representations and warranties set forth in the second and third sentences of Section 3.2(a), in Section 3.2(b) (but only to the extent describing the number of shares of Company Common Stock subject to Options and RSUs and the price per share at which Options may be exercised), in the first and last sentences of Section 3.2(c) and in Section 3.2(e), the net proceeds contemplated by the Financing Letters will, in the aggregate and together with the available cash of the Company, be sufficient for Merger Sub and the Surviving Corporation to pay the Aggregate Merger Consideration, aggregate Option Consideration (the “Aggregate Option Consideration”) and aggregate RSU Consideration (the “Aggregate RSU Consideration”) (and any other repayment or refinancing of debt contemplated by this Agreement or the Financing Letters) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under the Financing Letters. As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Debt Financing (other than fee letters with the providers of the Debt Financing) to which Parent or Merger Sub or any of their Affiliates is a party. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing. The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent on the terms therein.

(b) Except as set forth on Schedule 4.5(b) of the Parent Disclosure Schedule, neither Parent, Merger Sub nor the Equity Provider has (i) retained any financial advisor on an exclusive basis other than advisors to which the board of directors of the Company has previously consented or (ii) entered into an exclusive, lock-up or similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that could reasonably be expected to prevent or hinder such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Takeover Proposal (as defined below)), in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated hereby. Neither Parent, Merger Sub nor the Equity Provider has caused or induced any Person to take any action that, if taken by Parent, Merger Sub or the Equity Provider, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.5(b).

SECTION 4.6 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed limited guarantee of the Hellman & Friedman Capital Partners VI, L.P. (the “Guarantor”) with respect to certain matters on the terms specified therein (the “Limited Guarantee”). The Limited Guarantee is in full force and effect and is the valid, binding and enforceable (subject to the Bankruptcy and Equity Exception) obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

SECTION 4.7 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated hereby, including the Financing, any alternative financing and the payment of the Aggregate Merger Consideration, the Aggregate Option Consideration and the Aggregate RSU Consideration, any other repayment or refinancing of debt that may be contemplated in the Financing Letters and payment of all related fees and expenses, assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions, (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects), and (c) estimates, projections and forecasts provided by the Company to Parent prior to the date hereof were prepared in good faith based on reasonable assumptions when prepared, the Surviving Corporation will be Solvent (as defined below). For purposes of this Section 4.7, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, (b) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date and (c) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” means that the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.8 Information Supplied. None of the information supplied by Parent in writing for inclusion (or incorporation by reference) in the Proxy Statement (including any amendments or supplements thereto) will, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, and the Schedule 13E-3 (including any amendments or supplements thereto) will, on the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

SECTION 4.9 Certain Actions. Except for the Ancillary Agreements and as set forth on Schedule 4.9 of the Parent Disclosure Schedule, there are no Contracts between Parent, Merger Sub or the Guarantor, on the one hand, and any member of the Company’s management, directors or stockholders, on the other hand, as of the date hereof, that relate in any way to the Company or the transactions contemplated hereby. Prior to the board of directors of the Company approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any of the transactions contemplated hereby.

SECTION 4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement, the Merger or the transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which will occur immediately following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger or the transactions contemplated hereby.

SECTION 4.11 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries for which the Company will have any liability prior to the Closing.

SECTION 4.12 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic dataroom maintained by the Company through Merrill DataSite for purposes of the transactions contemplated hereby, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, as part of its investigation of the Company, Parent has been given financial information, cost estimates, forecasts, projections and information, both in writing and orally, with respect to the Company by the Company or its agents and representatives. Parent acknowledges that there are uncertainties inherent in any such projections, predictions and forecasts, and Parent is familiar with such uncertainties. Parent has made its own evaluation of all such information and acknowledges that none of the Company and its officers, directors, employees, Affiliates, representatives and agents is making any representations or warranties with respect to such information, except for the specific representations and warranties set forth in Article III.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 5.1 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, (i) the Company shall prepare the Proxy Statement and the Company and Parent shall prepare the Schedule 13E-3, (ii) Parent shall promptly provide to the Company any information required for inclusion in the Proxy Statement and the Schedule 13E-3 and shall promptly provide such other information or assistance in the preparation thereof as may be reasonably requested by the Company from time to time and (iii) the Company shall file the Proxy Statement and the Schedule 13E-3 with the SEC. The Company shall thereafter use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3 and to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after (i) responding to all such comments to the satisfaction of the SEC and (ii) the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and the Schedule 13E-3, and shall provide Parent with copies of all correspondence between the Company and its Representatives on the one hand, and the SEC on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated hereby. In the event that the Company receives any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement or the Schedule 13E-3, Parent shall promptly provide to the Company, upon receipt of notice from the Company, any information required for inclusion in the response of the Company to such comments or such request and shall promptly provide such other information or assistance in the preparation thereof as may be reasonably requested by the Company from time to time. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or the Schedule 13E-3 (including any amendment or supplement to the Proxy Statement or Schedule 13E-3) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such documents or responses and shall include in such documents or responses comments reasonably proposed by Parent. If, at any time prior to the Company Stockholders Meeting, any information should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party who discovers such information shall promptly notify the other, and to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and disseminated by the Company to its stockholders, as applicable.

(b) Unless this Agreement has been previously terminated pursuant to Section 7.1, the Company shall, as soon as practicable following the date that the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approvals. The Company shall, through its board of directors or any committee thereof, but subject to the right of the board of directors or any committee thereof to make a Company Adverse Recommendation Change (as defined below), recommend to its stockholders that the Company Stockholder Approvals be given (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Proxy Statement and use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the transactions contemplated by this Agreement. The obligation of the Company to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting shall not be affected by a Company Adverse Recommendation Change unless this Agreement has been terminated pursuant to Section 7.1.

SECTION 5.2 Conduct of Business Prior to Closing. Except as contemplated or required by this Agreement, as set forth on Schedule 5.2 of the Company Disclosure Schedule, as required by applicable Law or with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (provided, however, that Parent shall be deemed to have consented if Parent does not object within seventy-two (72) hours after a written request for such consent is delivered to Parent by the Company), during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, (a) the Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in all material respects in the ordinary course and (b) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to preserve intact its and their present business organizations and to preserve their existing material business relationships.

SECTION 5.3 Restrictions on the Conduct of Business Prior to Closing. Without limiting the generality of Section 5.2 and except as contemplated or required by this Agreement, as set forth on Schedule 5.3 of the Company Disclosure Schedule, as required by applicable Law or with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (provided, however, that Parent shall be deemed to have consented if Parent does not object within seventy-two (72) hours after a written request for such consent is delivered to Parent by the Company) during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause its Subsidiaries not to:

(a)(i) authorize for issuance, issue, sell, grant or subject to any Lien any shares of its capital stock or other ownership interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other ownership interests, or any rights, warrants or options to purchase any shares of its capital stock or other ownership interests; provided, however, that the Company may issue shares of Company Common Stock as required to be issued upon exercise or settlement of Options or RSUs under the Company Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof, or (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to commitments in effect as of the date hereof and which are set forth on Schedule 5.3 of the Company Disclosure Schedule or (B) in connection with withholding to satisfy tax obligations with respect to Options and RSUs, or acquisitions in connection with the vesting or forfeiture of equity awards, or acquisitions in connection with the net exercise of Options, in each case, outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof;

(b) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other ownership interests;

(c) split, combine, subdivide or reclassify any shares of its capital stock or other ownership interests;

(d) incur, issue, assume, guarantee or otherwise become liable for any Indebtedness (excluding any letters of credit issued in the ordinary course of business) or any debt securities, other than intercompany indebtedness and borrowings under the Company’s revolving credit facility, in an amount not in excess of $10,000,000 in the aggregate;

(e) sell, lease, license, mortgage or otherwise subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties, rights or assets (including the capital stock of Subsidiaries) with a value or purchase price in the aggregate for such properties, assets or rights in excess of $2,000,000 except (i) sales and licenses of products and services of Company and its Subsidiaries in the ordinary course of business, (ii) pursuant to Contracts in force on the date of this Agreement, (iii) dispositions of obsolete or worthless assets or (iv) transfers among the Company and its wholly owned Subsidiaries;

(f) enter into or make any loans, advances or capital contributions to, or investments in, any Person (other than advances to employees in the ordinary course of business consistent with past practice for business expenses in accordance with the Company’s existing policies);

(g) make capital expenditures in excess of the amount per quarter budgeted in the Company’s current plan that was made available to Parent and which budgeted amount for each quarter is included on Schedule 5.3 of the Company Disclosure Schedule, provided that the Company shall be permitted to make up to $5,000,000 in capital expenditures, individually or in the aggregate, in excess of such amount during any three (3) consecutive month period;

(h) make any acquisitions of (including by merger, consolidation or acquisition of stock or assets or any other business combination) (i) any corporation, partnership, other business organization or any division thereof or equity interests therein or a substantial portion of the assets thereof for consideration in excess of $10,000,000 in the aggregate, (ii) any real property or (iii) except in the ordinary course of business, any other property, right or asset;

(i) pay, discharge, settle or compromise any pending or threatened suit, action or claim which (i) requires payment to or by the Company or any Subsidiary (exclusive of attorney’s fees) in excess of $2,500,000 in any single instance or in excess of $10,000,000 in the aggregate, (ii) is by securities holders of the Company or any other Person and relates to transactions contemplated hereby or (iii) imposes material restrictions on the operations of the Company or its Subsidiaries;

(j) (i) increase in any material respect the compensation of any of its directors, officers, employees or consultants other than (A) as required pursuant to applicable Law or the terms of Company Plans in effect on the date of this Agreement, (B) increases in salaries and wages of non-officer employees of the Company as part of annual merit increases made in the ordinary course of business (provided that in no event shall such increases result in more than a four percent (4%) annual increase for employee salaries and wages in the aggregate), and (C) payment of accrued or earned but unpaid bonuses, (ii) grant any severance or termination pay to any present or former director, officer, employee or consultant of the Company or its Subsidiaries, other than as required pursuant to the terms of the Company Plan in effect on the date of the Agreement or (iii) establish, adopt, enter into, amend or terminate any Company Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement;

(k) make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except as may be required under GAAP or by applicable Law;

(l) amend the Company Charter Documents or the certificates of incorporation, bylaws or other organizational documents of the Company’s Subsidiaries;

(m) make or change any material Tax election, file any material amendment to any Tax Return with respect to any material amount of Taxes, settle or compromise any material Tax liability, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any material closing agreement with respect to any Tax or take any action to surrender any right to claim a material Tax refund;

(n) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company’s Subsidiaries;

(o) modify, amend, terminate or waive any rights under any Material Contract in any material respect (other than in the ordinary course of business) or enter into any new Contract (i) that would be a Material Contract if entered into prior to the date hereof (other than in the ordinary course of business) or (ii) that contains a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby;

(p) enter into any new line of business material to it and its Subsidiaries, taken as a whole, other than as contemplated by the Company’s business plan provided to Parent prior to the date hereof; or

(q) agree in writing or otherwise to take any of the foregoing actions.

SECTION 5.4 Solicitation; Change in Recommendation.

(a) The Company and its Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, provided, however, that the Company may (i) continue discussions or negotiations from the date hereof until 11:59 p.m., Pacific time, on April 4, 2008 (the “Initial Period”) with the Person (the “Excluded Party”) identified to Parent in writing on the date hereof and (ii) during the Initial Period, furnish pursuant to an Acceptable Confidentiality Agreement (as defined below) any information with respect to the Company and its Subsidiaries to the Excluded Party, provided that any such information must be provided to Parent as promptly as is reasonably practicable after its provision to the Excluded Party to the extent not previously made available to Parent. Except with respect to the Excluded Party during the Initial Period or as otherwise expressly permitted by this Section 5.4, the Company and its Subsidiaries shall not, and shall use their reasonable best efforts to cause their Representatives not to, directly or indirectly (A) initiate, knowingly solicit or knowingly encourage (including by way of furnishing non-public information), any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, a Takeover Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal. The Company shall not grant any waiver, amendment or release under any standstill agreement after the date hereof without the prior written consent of Parent.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), subject to the Company’s compliance in all material respects with this Section 5.4 and only prior to obtaining the Company Stockholder Approvals, following receipt by the Company of a written Takeover Proposal from a Person, the Company and its Representatives may contact such Person solely in order to (i) clarify and understand the terms and conditions of any Takeover Proposal made by such Person so as to determine whether such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (ii) notify such Person of the provisions of this Agreement. Notwithstanding anything to the contrary contained in Section 5.4(a), subject to the Company’s compliance in all material respects with this Section 5.4, if the board of directors of the Company receives a written Takeover Proposal after the date of this Agreement and prior to obtaining the Company Stockholder

Approvals that the board of directors of the Company determines constitutes or could reasonably be expected to result in a Superior Proposal, then prior to obtaining the Company Stockholder Approvals the Company may (i) furnish pursuant to an Acceptable Confidentiality Agreement any information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, provided that any such information must be provided to Parent as promptly as is reasonably practicable after its provision to such Person to the extent not previously made available to Parent, and (ii) participate in discussions and negotiations with such Person regarding a Takeover Proposal if, but only if, in the case of either clause (i) or (ii) the board of directors of the Company determines in good faith, after consultation with Company’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(c) The Company shall promptly (and in any event within twenty-four (24) hours after receipt by, or notification to, the Company or its financial advisor), notify Parent of the receipt (or notification) of any Takeover Proposal or any inquiries relating to a Takeover Proposal or any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning a Takeover Proposal. The Company’s notice shall include (i) a copy of any written Takeover Proposal and any other documents provided to the Company or any of its Subsidiaries with respect to such Takeover Proposal or (ii) in respect of any Takeover Proposal, any inquiry relating to a Takeover Proposal or any request for information relating to a Takeover Proposal not made in writing, a written summary of the material terms of such Takeover Proposal, inquiry or request, including the identity of the Person or group of Persons making the Takeover Proposal, inquiry or request. The Company shall keep Parent reasonably informed on a prompt basis of the status or developments regarding any Takeover Proposal, inquiry or request. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information to Parent. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement entered into after the date of this Agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement (as defined below).

(d) Except as expressly permitted by Section 5.4(e) and subject to Section 5.4(f), the board of directors of the Company (or a committee thereof) shall not (i) (A) change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or (B) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize the Company or any of its Subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement permitted under Section 5.4(c)) (a “Company Acquisition Agreement”).

(e) Notwithstanding anything to the contrary herein, but subject to the provisions of Section 5.4(f), prior to obtaining the Company Stockholder Approvals, the board of directors of the Company may make a Company Adverse Recommendation Change (i) if the board of directors of the Company receives a Takeover Proposal that has not been withdrawn that the board of directors of the Company determines in good faith, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Proposal and if the board of directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not enter into a Company Acquisition Agreement unless this Agreement shall have been terminated by the Company in accordance with Section 7.1(d)(ii), or (ii) other than in response to a Takeover Proposal, if the board of directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(f) The Company shall not be entitled to effect a Company Adverse Recommendation Change with respect to a Superior Proposal unless (i) the Company has complied in all material respects with this Section 5.4, (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to Parent that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action, including with such Notice of Superior Proposal a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, (iii) during the three (3) Business Day period following Parent’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause it financial and legal advisors, to negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iv) following the end of such three (3) Business Day period, the board of directors of the Company shall have determined in good faith, taking into account any changes to the terms of this Agreement proposed by Parent to the Company in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.4(f) (provided that references to the three (3) Business Day period above shall be deemed to be references to a forty-eight (48) hour period).

(g) Nothing in this Section 5.4 shall prohibit the board of directors of the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the board of directors of the Company determines, after consultation with outside legal counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that the board of directors of the Company shall not recommend that the stockholders of the Company tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Takeover Proposal) or effect a Company Adverse Recommendation Change, unless in each case the applicable requirements of Section 5.4(e) and Section 5.4(f) shall have been satisfied. In addition, it is understood and agreed that, for purposes of this Agreement (including Article VII), a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the board of directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act or any similar communication to the stockholders of the Company, shall not constitute a Company Adverse Recommendation Change or an approval or recommendation with respect to any Takeover Proposal.

(h) As used in this Agreement, “Takeover Proposal” shall mean any proposal or offer from any Person or group (as defined under Section 13(d) of the Exchange Act) (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of twenty percent (20%) or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning twenty percent (20%) or more of the outstanding Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company.

(i) As used in this Agreement, “Superior Proposal” shall mean any written Takeover Proposal on terms which the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all of the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such proposal or otherwise); provided, however, that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%).”

SECTION 5.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing set forth in Article VI to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws (as defined below)), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby; provided, however, that in obtaining consent or approval from any Person (other than a Governmental Authority) with respect to the transactions contemplated hereby, (i) without the prior written consent of Parent, which shall not be unreasonably withheld or delayed, none of the Company nor any of its Subsidiaries shall pay or commit to pay any amount to any Person or incur any liability or other obligation or materially modify any Contract and (ii) neither Parent nor Merger Sub shall be required to pay or commit to pay any amount or incur any liability or obligation. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days from the date hereof, or such other time as mutually agreed to by the parties, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable, (ii) Parent agrees to file with the European Commission as promptly as reasonably practicable the Form CO, if any, required for the transactions contemplated hereby pursuant to the EC Merger Regulation and the Company agrees to provide Parent as promptly as practicable with such assistance as Parent reasonably requests for the purposes of filing such Form CO and, if such a filing is made, each party agrees to supply as promptly as practical any additional information and documentary material that may be required or requested by the European Commission and use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.5 necessary to obtain a decision from the European Commission declaring the transactions contemplated hereby compatible with the Common Market, (iii) the Company agrees to make an appropriate filing with the German Federal Cartel Office with respect to the transactions contemplated hereby as promptly as practicable (and in any event within ten (10) Business Days from the date hereof) or such other time as mutually agreed to by the parties, and to supply as promptly as practicable any additional information and documentary material that may be requested by the German Federal Cartel Office and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.5 necessary to obtain approval under the German Act Against Restraints of Competition (GWB) as soon as practicable and (iv) the Company and Parent shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (B) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated hereby.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the European Commission or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby. Subject to applicable Laws relating to the exchange of information and advice of counsel, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority with respect to the application of Antitrust Laws to the transactions contemplated hereby. Without limiting any other provision hereof, Parent and the Company shall each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, decision, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated hereby, on or before the Walk-Away Date, including by defending through litigation on the merits any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the Walk-Away Date). Notwithstanding anything to the contrary, Parent shall take all such actions, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent (or any of its Subsidiaries) and (ii) otherwise taking or committing to take actions that limit Parent or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other decision or order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby. The Company shall take such of the foregoing actions as Parent may request; provided, however, that any such action is conditioned upon the consummation of the Merger.

(e) The Company shall, in consultation with Parent, use its commercially reasonable efforts to comply with any information and consultation obligations that may arise in respect of the transactions contemplated by this Agreement by virtue of the existence of any works council or other employee representative body in any jurisdiction in which the Company or any of its Subsidiaries operates.

SECTION 5.6 Financing.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letters (or on terms no less favorable to Parent or Merger Sub (including with respect to the conditionality thereof)) and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under the Financing Letters, if such amendment, modification or waiver reduces the aggregate amount of the Financing or amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Financing less likely to occur; provided, however, that Parent and Merger Sub may replace and amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof. Each of Parent and Merger Sub shall use its reasonable best efforts (i) to maintain in effect the Financing Letters and to negotiate definitive agreements with respect to the Debt Commitment Letter on the terms and conditions contained in the Debt

Commitment Letter (or on terms no less favorable to Parent or Merger Sub than the terms and conditions in the Debt Commitment Letter), (ii) to satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to it in such definitive agreements that are within its control, (iii) upon satisfaction of such conditions, to consummate the Financing at or prior to the Closing, (iv) to comply with its obligations under the Financing Letters and (v) to enforce all of its rights under the Debt Commitment Letter and the definitive agreements related thereto. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company, upon its request, copies of the definitive documents related to the Financing. In the event that all conditions in the Debt Commitment Letter have been satisfied or, upon funding will be satisfied, Parent and Merger Sub shall use their reasonable best efforts to cause the Persons providing the Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated hereby (including by taking enforcement action to cause the Persons providing the Debt Financing to fund such Debt Financing). For purposes of this Agreement, “Marketing Period” shall mean the first period of thirty (30) consecutive calendar days throughout which (A) Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 5.6(c) and (B) the conditions set forth in Section 6.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such thirty (30) consecutive-calendar-day period; provided, however, that (1) if the Marketing Period has not been completed on or prior to August 15, 2008, the Marketing Period shall commence no earlier than September 2, 2008, (2) the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any year end financial statements contained in the Company SEC Documents and (3) the “Marketing Period” shall end on any earlier date on which the Debt Financing is consummated.

(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, (i) Parent and Merger Sub shall immediately notify the Company and (ii) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated hereby with terms and conditions no less favorable from the standpoint of Parent and Merger Sub than the terms and conditions set forth in the Debt Commitment Letter as promptly as practicable following the occurrence of such event (taking into account the expected timing of the Marketing Period). Parent shall give the Company prompt notice if any condition to the Financing Letters is not likely to be satisfied, in each case, of which Parent or Merger Sub becomes aware or any termination of the Financing Letters. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing. For purposes of this Section 5.6, references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.6 and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.6.

(c) Prior to the Closing Date, the Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent and that is customary in connection with the arrangement of the Financing and the transactions contemplated hereby; provided, however, that no such requested cooperation may unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Such cooperation shall include (i) furnishing Parent, Merger Sub and their Financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent, including all financial statements and financial and other data of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X) and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act, to consummate the Financings at the time the Financings are to be consummated (information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”), (ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies in connection with the Financing, (iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iv) using reasonable best efforts to obtain accountant’s comfort letters, legal opinions, surveys and title insurance as reasonably requested by Parent, (v) taking all corporate actions, subject to the occurrence of the Effective Time, required to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (vi) providing unaudited consolidated monthly financial statements of the Company (excluding footnotes) consisting of a balance sheet, income statement and statement of cash flows to the extent the Company customarily prepares such financial statements and (vii) executing and delivering any pledge and security documents, other definitive financing documents or other certificates or documents as may be requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral; provided, however, that no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.6 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (other than to the extent such losses arise from the willful misconduct of the Company, any of its Subsidiaries or any of its Representatives) and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries.

(e) In no event shall Parent, Merger Sub or the Equity Provider (i) retain any financial advisor on an exclusive basis other than advisors to which the board of directors of the Company consents (which consent shall not be unreasonably withheld, delayed or conditioned) or (ii) enter into any exclusive, lock-up or similar agreement, arrangement or understanding, with any bank or investment bank or other potential provider of debt or equity financing that could reasonably be expected to prevent such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries, in connection with the Merger or the other transactions contemplated hereby.

(f) The Company shall deliver to Parent a certificate executed by the Chief Financial Officer of the Company setting forth Consolidated EBITDA (as defined below) for (i) the three (3) month period ending March 31, 2008, together with supporting calculations in reasonable detail, by the earlier of May 15, 2008 and five (5) days following the date the Company files its Form 10-Q for the quarter ending March 31, 2008 with the SEC and (ii) if the Closing Date shall not have occurred on or prior to August 15, 2008, the three (3) month period ending June 30, 2008, together with supporting calculations in reasonable detail, on August 18, 2008.

SECTION 5.7 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except with respect to any Company Adverse Recommendation Change or any action taken pursuant thereto, and in accordance with Section 5.4 and Article VII, so long as this Agreement is in effect, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, applicable fiduciary duties or by the rules and regulations of the NYSE as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party). Notwithstanding the foregoing, each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party).

SECTION 5.8 Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request (other than any publicly available document filed by it pursuant to the requirements of federal or state securities Laws); provided, however, that Parent and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose the Company to risk of liability for disclosure of sensitive or personal information. Until the Effective Time, the information provided will be subject to the terms of that certain letter agreement, dated as of October 19, 2007, by and between the Company and Hellman & Friedman Advisors LLC (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent shall not, and shall cause its representatives not to, use such information for any purpose unrelated to the consummation of the transactions contemplated hereby.

SECTION 5.9 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (b) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of such party, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 5.10 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case, at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated hereby), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (A) the Company Charter Documents and the organizational documents of such Subsidiaries as currently in effect and (B) the indemnification agreements listed on Schedule 5.10 of the Company Disclosure Schedule, which shall survive the transactions contemplated hereby and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time until six (6) years from the Effective Time, shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.10 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.10) as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.10 (each, a “Claim”) with counsel selected by the Indemnitee, which counsel shall be reasonably acceptable to Parent; provided, however, that Parent (i) shall be permitted to participate in the defense of such Claim at its own expense and (ii) shall not be liable for any settlement effected without Parent’s written consent, which consent shall not be withheld if such settlement does not provide for monetary damages, the terms of such settlement do not include any equitable remedies or restrictions on the Surviving Corporation or its Subsidiaries and are otherwise not in any way detrimental to the Surviving Corporation or its Subsidiaries and such settlement does not contain any admission detrimental to the Surviving Corporation or its Subsidiaries. Each of Parent, the Company, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Nothing in this Section 5.10(b) shall relieve Parent of its indemnity and other obligations set forth in Section 5.10(a).

(c) For the six (6) year period commencing immediately after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the aggregate annual premiums for such insurance shall exceed three hundred percent (300%) of the current aggregate annual premium, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of three hundred percent (300%) of the current aggregate annual premium; provided, further, however, that any such replacement or substitution of insurance policies shall not result in gaps in coverage.

(d) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.10.

SECTION 5.11 Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement. Notwithstanding anything to the contrary contained herein, Parent shall pay the filings fees required under the HSR Act or other antitrust filings with any Governmental Authority by reason of the transactions contemplated hereby.

SECTION 5.12 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

SECTION 5.13 Employee Matters.

(a) For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each active employee of the Company and its Subsidiaries on the Effective Date (“Company Employees”) (i) annual base salary and base wages, and cash target incentive compensation opportunities, in each case, that are no less favorable than such annual base salary and base wages, and cash target incentive compensation opportunities provided to the Company Employees immediately prior to the Effective Time, and (ii) employee benefits (for the avoidance of doubt, excluding equity incentives) that are no less favorable in the aggregate than those provided to Company Employees under the Company Plans immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment is terminated during the one (1) year period following the Effective Time with severance benefits at levels no less than those benefits under any Company Plan, and (ii) such severance benefits shall be determined taking into account the service crediting provisions set forth in Section 5.13(b) below.

(b) For purposes of vesting, eligibility to participate and level of severance and paid-time-off benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Plans in accordance with their terms as in effect immediately before the Effective Time, provided that, the foregoing shall not be construed to limit the operation of Section 5.13(a), and subject to the requirements of Section 5.13(a), nothing herein shall prohibit the Surviving Corporation and its Subsidiaries from amending or terminating any particular Company Plan to the extent permitted by its terms or applicable Law.

(d) Parent shall cause the Surviving Corporation to honor all of the obligations of the Company under the Company Plans that are severance agreements, by written instrument delivered to the executive (or his or her beneficiary or estate, as applicable) in accordance with the terms of such agreements.

(e) The provisions of this Section 5.13 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third party beneficiary of the Agreement and nothing herein shall be construed as an amendment to any Company Plan for any purpose.

SECTION 5.14 Delisting. Parent shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act at or as soon as practicable following the Effective Time.

SECTION 5.15 Resignation of Directors. The Company shall cause each of the directors of the Company and its Subsidiaries, in each case, to the extent requested by Parent no less than ten (10) Business Days prior to the Closing Date, to submit a letter of resignation or otherwise be removed effective on or before the Closing Date.

SECTION 5.16 Parent Expenditures. Between the date of this Agreement and the Closing, Parent shall not expend funds other than in connection with the transactions contemplated hereby and the payment of related expenses.

SECTION 5.17 Termination of Senior Indebtedness. Prior to the Effective Time, the Company shall deliver to Parent copies of payoff letters, in commercially reasonable form, from the administrative agent under the Senior Credit Agreement and shall make arrangements for the release of all Liens over the Company’s and its Subsidiaries’ properties and assets securing such obligations, in each case subject to delivery of funds as arranged by Parent and Merger Sub, if necessary.

SECTION 5.18 Termination of Agreements. Immediately prior to the Effective Time, the Company shall, at the request of Parent, execute an agreement provided by Parent terminating all Contracts with Getty Investments and its Affiliates (other than the Trademark Agreement).

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approvals. The Company shall have obtained both (i) the Company Stockholder Approval and (ii) the affirmative vote to adopt the Agreement of a majority of the number of shares of Company Common Stock present in person or by proxy and voting at the Company Stockholders Meeting which are held by holders other than the Excluded Stockholders (the “Special Stockholder Approval” and, together with the Company Stockholder Approval, the “Company Stockholder Approvals”).

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the Merger and the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired, (ii) all required approvals shall have been obtained under the EC Merger Regulation and all required approvals or a non-jurisdictional letter shall have been obtained under the German Act Against Restraints of Competition (GWB), and (iii) any waiting period (and any extension thereof) applicable to the Merger and the transactions contemplated hereby under any other Foreign Antitrust Laws shall have been terminated or shall have expired and any approval applicable thereto under any other Foreign Antitrust Laws shall have been obtained, other than, in the case of this clause (iii), any expiration, termination or approval, the failure of which to occur or obtain individually or in the aggregate would not reasonably be expected to result in a Company Material Adverse Effect, assuming consummation of the Merger.

(c) No Injunctions or Restraints. No Law or Order, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.6(b) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, (ii) set forth in the second and third sentences of Section 3.2(a), in Section 3.2(b) (but only to the extent describing the number of shares of Company Common Stock subject to Options or RSUs and the price per share at which Options may be exercised), in the first and last sentences of Section 3.2(c), in Section 3.9 and in Section 3.14 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date) and (iii) set forth in Article III hereof (other than as described in clauses (i) and (ii) above), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except in this clause (iii) where the failure to be so true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the effect of the preceding sentence.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Consolidated EBITDA. Consolidated EBITDA (as defined in Exhibit C hereto) for the twelve (12) month period ending March 31, 2008 (or, if the Closing Date shall occur on or after September 2, 2008,

for the twelve (12) month period ending June 30, 2008) shall not be less than $300,000,000. For purposes of determining Consolidated EBITDA for such twelve (12) month period, Consolidated EBITDA for the three (3) month period ended June 30, 2007, September 30, 2007 and December 31, 2007, respectively, shall be deemed to be $84,405,000, $73,705,000 and $79,311,000.

SECTION 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where such failures to be so true and correct would not prevent consummation of the Merger. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent as to the effect of the preceding sentence.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

SECTION 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily due to the failure of such party to perform any of its obligations under this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approvals:

(a) by the mutual written consent of the Company and Parent duly authorized by its board of directors, in the case of the Company, and its general partner, in the case of Parent; or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before August 15, 2008 (the “Walk-Away Date”); provided, however, that (i) if the Marketing Period has not been completed on or prior to August 15, 2008, the Walk-Away Date shall be extended to October 2, 2008 (which day shall then be the “Walk-Away Date”) and (ii) the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(iii) if the Company Stockholder Approvals shall not have been obtained at the Company Stockholders Meeting duly convened therefor (including any adjournment or postponement thereof) upon a vote taken on this Agreement; or

(c) by Parent:

(i) if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) cannot be cured by the Company by the Walk-Away Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.3(a) or Section 6.3(b) not being satisfied;

(ii) if (A) the board of directors of the Company shall have effected a Company Adverse Recommendation Change, (B) a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Takeover Proposal is commenced prior to obtaining the Company Stockholder Approvals and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement, (C) the Company enters into a Company Acquisition Agreement, (D) the Company fails to include in the Proxy Statement the Company Board Recommendation or (E) the Company or the board of directors of the Company publicly announces its intention to do any of the foregoing; or

(d) by the Company:

(i) if Parent or Merger Sub shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be cured by Parent or Merger Sub by the Walk-Away Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.2(a) or Section 6.2(b) not being satisfied;

(ii) in order to enter into a definitive agreement providing for the implementation of a transaction that is a Superior Proposal, prior to the receipt of the Company Stockholder Approvals, if (A) the Company has complied with Section 5.4(e) and Section 5.4(f) and (B) prior to or concurrently with such termination, the Company pays the Termination Fee (as defined below); or

(iii) if all of the conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied if such date were the Closing Date) on the final day of the Marketing Period and Parent or Merger Sub has failed to consummate the Merger no later than two (2) Business Days after the later of (A) the final day of the Marketing Period and (B) the date on which the Company notifies Parent that all conditions to Closing set forth in Section 6.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied if such date were the Closing Date); provided, however, that if the final day of the Marketing Period is the same day as the Walk-Away Date, the Company shall be permitted to terminate this Agreement under this Section 7.1(d)(iii) on the final day of the Marketing Period if Parent or Merger Sub has failed to consummate the Merger on such day, the conditions referred to above in Section 6.1 and Section 6.2 have been satisfied on such day and the Company has delivered the notification to Parent contemplated by clause (B) on or before such day.

SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 7.2, Section 7.3, Section 7.4, Article VIII, the last sentence of Section 5.6(d), Section 5.11, the Confidentiality Agreement and the Limited Guarantee, in each case, in accordance with its terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Parent Party or Company Party, except (a) the Company or Parent may have liability as provided in Section 7.3 and Section 7.4, and (b) subject to the provisions of Section 7.3(e), Section 7.3(f), Section 7.3(g) and Section 8.7, nothing shall relieve any party from liability for willful breach of this Agreement or fraud.

SECTION 7.3 Termination Fee.

(a) In the event that:

(i) (A) a Takeover Proposal shall have been publicly disclosed or communicated to the Company after the date hereof, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) prior to or within twelve (12) months following the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal or any Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided, however, that for purposes of clause (C) of this Section 7.3(a)(i), the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii);

then the Company shall pay as directed by Parent the Termination Fee, by wire transfer of same day funds, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. For purposes of this Agreement, “Termination Fee” shall mean an amount equal to $52,000,000 provided that if this Agreement is terminated during the Initial Period by the Company pursuant to Section 7.1(d)(ii), regardless of the identity of the Person making such Superior Proposal, the Termination Fee shall mean an amount equal to $31,000,000. If the Termination Fee becomes payable pursuant to Section 7.3(a)(i), it shall be paid no later than three (3) Business Days after the consummation of the Takeover Proposal transaction described in clause (C) of Section 7.3(a)(i). If the Termination Fee becomes payable pursuant to Section 7.3(a)(ii), it shall be paid prior to or contemporaneously with the termination of this Agreement pursuant to Section 7.1(d)(ii) (and any purported termination pursuant to this Section shall be void and of no force or effect unless the Company shall have made such payment). If the Termination Fee becomes payable pursuant to Section 7.3(a)(iii), it shall be paid no later than three (3) Business Days after the termination of this Agreement pursuant to Section 7.1(c)(ii).

(b) In the event that:

(i) the Company shall terminate this Agreement pursuant to Section 7.1(d)(i); or

(ii) the Company shall terminate this Agreement pursuant to Section 7.1(d)(iii);

then Parent shall pay to the Company a termination fee of $78,000,000 in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. If the Parent Termination Fee becomes payable pursuant to this Section 7.3(b), it shall be paid no later than three (3) Business Days after the termination of this Agreement pursuant to Section 7.1(d)(i) or Section 7.1(d)(iii), as the case may be.

(c) Any amount that becomes payable pursuant to Section 7.3(a) or Section 7.3(b) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(d) Each of the parties hereto acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that without these agreements, the other party would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the payment set forth in this Section 7.3, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Except in the event of willful breach or fraud by Parent or Merger Sub, (i) the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to Section 7.3(b) or the Guarantor pursuant to the Limited Guarantee in respect thereof shall be the sole and exclusive remedy of the Company and its Affiliates against the Parent Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise (“Company Damages”), and (ii) upon payment of such amount none of the Parent Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that Parent shall also be obligated with respect to Section 7.3(d) and the Guarantor under the Limited Guarantee in respect of Section 7.3(d)). Without limiting the Company’s right to receive the Parent Termination Fee, in the event of willful breach or fraud by Parent or Merger Sub, the Company shall be entitled to seek Company Damages against Parent or Merger Sub, provided that the maximum aggregate liability (inclusive of the Parent Termination Fee) of Parent or Merger Sub shall not exceed the Liability Limitation (as defined below).

(f) Without limiting Parent’s rights under Section 8.7 or the rights of Parent or its Affiliates under and to the extent provided in the Ancillary Agreements, and except in the event of willful breach or fraud by the Company, (i) Parent’s right to receive payment from the Company of (A) the Termination Fee pursuant to Section 7.3(a) and (B) the Reimbursable Expenses (as defined below) pursuant to Section 7.4 shall be the sole and exclusive remedy of Parent and Merger Sub against the Company Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise (“Parent Damages”), and (ii) upon payment of such amount(s), none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall also be obligated with respect to Section 7.3(d)). Without limiting Parent’s rights to receive the Termination Fee, the Reimbursable Expenses or its remedies under Section 8.7, in the event of willful breach or fraud by the Company, Parent shall be entitled to seek Parent Damages against the Company, whether or not the Termination Fee has been paid or is payable, provided that the maximum aggregate liability (inclusive of the Termination Fee and the Reimbursable Expenses) of the Company shall not exceed the Liability Limitation.

(g) Notwithstanding anything herein to the contrary, the maximum aggregate liability of Parent and Merger Sub for all Company Damages and of the Company for all Parent Damages, respectively, shall be limited to $78,000,000 (inclusive of the Parent Termination Fee in the case of liability of Parent and Merger Sub and inclusive of the Termination Fee and the Reimbursable Expenses in the case of liability of the Company) plus any amounts that may be payable under Section 7.3(d) (the “Liability Limitation”), and in no event shall (i) the Company or any of the Affiliates that are controlled by the Company seek any other Company Damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against

Parent, Merger Sub, the Guarantor or any other Parent Parties in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby and (ii) Parent or Merger Sub seek any other Parent Damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against the Company, its Subsidiaries or any other Company Parties in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 7.3 shall limit the rights of Parent and Merger Sub under Section 8.7 or the rights of Parent or its Affiliates under and to the extent provided in the Ancillary Agreements. Without limiting the rights of Parent or its Affiliates under and to the extent provided in the Ancillary Agreements, Parent and Merger Sub acknowledge and agree that each of them has no right of recovery against, and no personal liability shall attach to, in each case with respect to Parent Damages, any of the Company Parties (other than the Company to the extent provided in this Agreement), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any of the Parent Parties (other than Parent to the extent provided in this Agreement and the Guarantor to the extent provided in the Limited Guarantee), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Guarantor or any other Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to recover from the Guarantor (but not any other Parent Party (including any general partner or managing member)) under and to the extent provided in the Limited Guarantee and subject to the Liability Limitation and the other limitations described therein. Recourse against the Guarantor under the Limited Guarantee shall be the sole and exclusive remedy of the Company and its Affiliates against the Guarantor and any other Parent Party (other than Parent to the extent provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby.

SECTION 7.4 Reimbursement of Expenses. If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii), the Company shall promptly pay Parent or its designee fifty percent (50%) of the documented and reasonable Parent Expenses (the “Reimbursable Expenses”); provided, however, that in no event shall the Reimbursable Expenses exceed $5,000,000. “Parent Expenses” shall mean all out-of-pocket costs and expenses incurred by Parent, or on behalf of Parent or its Affiliates, in connection with this Agreement and the transactions contemplated hereby (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants).

ARTICLE VIII

MISCELLANEOUS

SECTION 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

SECTION 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approvals, by written agreement of the parties hereto, by action taken by their respective boards of directors, in the case of the Company and Merger Sub, and its general partner, in the case of Parent; provided, however, that following receipt of the Company Stockholder Approvals, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

SECTION 8.3 Extension of Time; Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that Parent or Merger Sub may assign its rights, interests or obligations under this Agreement to any Subsidiary of Parent without the consent of the other parties hereto, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

SECTION 8.5 Governing Law; Jurisdiction; Service of Process.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to conflict of laws principles.

(b) Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Delaware. Each party hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or federal courts of the United States of America located in the State of Delaware in respect of any legal action, suit or proceeding arising out of or relating to this Agreement and (ii) waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.

(c) Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 8.8.

(d) The consents to jurisdiction set forth in this Section 8.5 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8.5 and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

SECTION 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.7 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company and that money damages may not be an adequate remedy therefor. It is accordingly agreed that Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the Company and to seek to enforce specifically the terms and provisions of this Agreement against the Company in the Court of Chancery of the State of Delaware without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity (in each case, subject to the Liability Limitation in respect of Parent Damages). Notwithstanding anything herein to the contrary, the parties further acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub, to enforce specifically the terms and provisions of this Agreement against Parent or Merger Sub or otherwise to obtain any equitable relief or remedy against Parent or Merger Sub and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy available to the Company set forth in Section 7.3(b) and Section 7.3(e).

SECTION 8.8 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other parties pursuant to this provision):

If to Parent or Merger Sub, to:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

Attention:  C. Andrew Ballard

Arrie Park

Facsimile: (415) 788-0176

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:  Brian M. Stadler

Facsimile: (212) 455-2502

and

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Attention:  Chad Skinner

Facsimile: (650) 251-5002

If to the Company, to:

Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

Attention:  John Lapham, General Counsel

Facsimile: (206) 925-5623

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Attention:  Craig W. Adas Kyle C. Krpata

Facsimile: (650) 802-3100

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:  Thomas A. Roberts

Facsimile: (212) 310-8007

SECTION 8.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Agreement or any part hereof is invalid, illegal or unenforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.10 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto or the Guarantor (to the extent set forth in the Limited Guarantee) and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto (other than the Guarantor (to the extent set forth in the Limited Guarantee)) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

SECTION 8.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, the Parent Disclosure Schedule and the exhibits and schedules hereto, together with the other instruments referred to herein, including the Confidentiality Agreement and the Limited Guarantee (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions set forth in Section 5.10 of this Agreement are not intended to and shall not confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder.

SECTION 8.12 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

SECTION 8.13 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ABE INVESTMENT, L.P.

By: Abe GP LLC, its general partner

By: Hellman & Friedman Capital Partners VI, L.P., its managing member

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/S/ C. ANDREW BALLARD
Name: C. Andrew Ballard Title: Managing Director

ABE ACQUISITION CORP.

By:	/S/ C. ANDREW BALLARD
Name: C. Andrew Ballard Title: President and Secretary

GETTY IMAGES, INC.

By:	/S/ JONATHAN D. KLEIN
Name: Jonathan D. Klein Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT C

Consolidated EBITDA

“Acquired EBITDA” shall mean, with respect to any Acquired Entity or Business or any Converted Restricted Subsidiary (any of the foregoing, a “Pro Forma Entity”) for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined as if references to the Company and the restricted subsidiaries1 in the definition of the term “Consolidated EBITDA” were references to such Pro Forma Entity and its subsidiaries which will become restricted subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity.

“Consolidated EBITDA” shall mean, for any period, the Consolidated Net Income for such period, plus:

(a) without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(i) total interest expense and, to the extent not reflected in such total interest expense, any losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations or such derivative instruments, and bank and letter of credit fees and costs of surety bonds in connection with financing activities,

(ii) provision for taxes based on income, profits or capital, including federal, foreign, state, franchise, excise, and similar taxes paid or accrued during such period (including in respect of repatriated funds),

(iii) depreciation and amortization (including amortization of intangible assets established through purchase accounting and amortization of deferred financing fees or costs),

(iv) Non-Cash Charges,

(v) extraordinary losses in accordance with GAAP,

(vi) non-recurring charges (including any unusual or non-recurring operating expenses directly attributable to the implementation of cost savings initiatives), severance, relocation costs, integration and facilities’ opening costs, signing costs, retention or completion bonuses, transition costs and costs related to closure/consolidation of facilities,

(vii) restructuring charges, accruals or reserves (including restructuring costs related to acquisitions after the Closing Date); provided that such restructuring charges, accruals and reserves shall not exceed an aggregate amount of $7,500,000 for any such period,

(viii) the amount of any minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-wholly owned subsidiary deducted (and not added back in such period to Consolidated Net Income),

(ix)(A) the amount of management, monitoring, consulting and advisory fees, indemnities and related expenses paid or accrued in such period to (or on behalf of) the Sponsor and (B) the amount of expenses relating to payments made to option holders of the Company or any of its direct or indirect parent companies in connection with, or as a result of, any distribution being made to shareholders of such person or its direct or indirect parent companies, which payments are being made to compensate such option holders as though they were shareholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted in the Financing Documentation,

(x) losses on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business),

[1]	For the purposes of this Exhibit C, all subsidiaries of the Company are restricted subsidiaries.

(xi) the amount of “run rate” cost savings projected by the Company in good faith to be realized as a result of specified actions taken within 18 months after the Closing Date (which cost savings shall be added to Consolidated EBITDA until fully realized (but in any event for no longer than 30 months following the Closing Date if such cost savings have not be realized by that time) and calculated on a pro forma basis as though such cost savings had been realized on the first day of the relevant period), net of the amount of actual benefits realized from such actions; provided that (A) such cost savings are reasonably identifiable and factually supportable, (B) no cost savings shall be added pursuant to this clause (xi) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clauses (vi) and (vii) above or in the definition of the term “Pro Forma Adjustment” and (C) the aggregate amount of cost savings added pursuant to this clause (xi) shall not exceed $10,000,000 for any four quarter period (it being understood and agreed that “run rate” shall mean the full recurring benefit that is associated with any action taken),

(xii) the amount of any net losses from discontinued operations in accordance with GAAP,

(xiii) any non-cash loss attributable to the mark to market movement in the valuation of hedging obligations (including hedging obligations entered into for the purpose of hedging against fluctuations in the price or availability of any commodity) (to the extent the cash impact resulting from such loss has not been realized) or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133-“Accounting for Derivative Instruments and Hedging Activities”,

(xiv) any loss relating to amounts paid in cash prior to the stated settlement date of any hedging obligation (including hedging obligations entered into for the purpose of hedging against fluctuations in the price or availability of any commodity) that has been reflected in Consolidated Net Income for such period, and

(xv) any gain relating to hedging obligations (including hedging obligations entered into for the purpose of hedging against fluctuations in the price or availability of any commodity) associated with transactions realized in the current period that has been reflected in Consolidated Net Income in prior periods and excluded from Consolidated EBITDA pursuant to clauses (b)(v) and (b)(vi) below;

less

(b) without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(i) extraordinary gains and unusual or non-recurring gains,

(ii) non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income or Consolidated EBITDA in any prior period),

(iii) gains on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business),

(iv) the amount of any net income from discontinued operations in accordance with GAAP,

(v) any non-cash gain attributable to the mark to market movement in the valuation of hedging obligations (including hedging obligations entered into for the purpose of hedging against fluctuations in the price or availability of any commodity) (to the extent the cash impact resulting from such gain has not been realized) or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133-“Accounting for Derivative Instruments and Hedging Activities”,

(vi) any gain relating to amounts received in cash prior to the stated settlement date of any hedging obligation (including hedging obligations entered into for the purpose of hedging against fluctuations in the price or availability of any commodity) that has been reflected in Consolidated Net Income in the such period,

(vii) any loss relating to hedging obligations (including hedging obligations entered into for the purpose of hedging against fluctuations in the price or availability of any commodity) associated with transactions realized in the current period that has been reflected in Consolidated Net Income in prior periods and excluded from Consolidated EBITDA pursuant to clauses (a)(xiii) and (a)(xiv) above; and

(viii) the amount of any minority interest income consisting of subsidiary loss attributable to minority equity interests of third parties in any non-wholly owned subsidiary added (and not deducted in such period to Consolidated Net Income), in each case, as determined on a consolidated basis for the Company and the restricted subsidiaries in accordance with GAAP; provided that, to the extent included in Consolidated Net Income,

(i) there shall be excluded in determining Consolidated EBITDA currency translation gains and losses related to currency remeasurements of indebtedness (including the net loss or gain resulting from hedging agreements for currency exchange risk),

(ii) there shall be included in determining Consolidated EBITDA for any period, without duplication, (A) the Acquired EBITDA of any person, property, business or asset acquired by the Company or any restricted subsidiary during such period (other than any unrestricted subsidiary) to the extent not subsequently sold, transferred or otherwise disposed of (but not including the Acquired EBITDA of any related person, property, business or assets to the extent not so acquired) (each such person, property, business or asset acquired, including pursuant to the Transactions or pursuant to a transaction consummated prior to the Closing Date, and not subsequently so disposed of, an “Acquired Entity or Business”), and the Acquired EBITDA of any unrestricted subsidiary that is converted into a restricted subsidiary during such period (each, a “Converted Restricted Subsidiary”), in each case based on the Acquired EBITDA of such Pro Forma Entity for such period (including the portion thereof occurring prior to such acquisition or conversion) determined on a historical Pro Forma Basis and (B) an adjustment in respect of each Pro Forma Entity equal to the amount of the Pro Forma Adjustment with respect to such Pro Forma Entity for such period (including the portion thereof occurring prior to such acquisition or conversion) as specified in the Pro Forma Adjustment certificate delivered to the Administrative Agent under the Debt Commitment Letter (for further delivery to the Lenders under the Debt Commitment Letter); and

(iii) there shall be excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any person, property, business or asset (other than any unrestricted subsidiary) sold, transferred or otherwise disposed of, closed or classified as discontinued operations by the Company or any restricted subsidiary during such period (each such person, property, business or asset so sold, transferred or otherwise disposed of, closed or classified, a “Sold Entity or Business”), and the Disposed EBITDA of any restricted subsidiary that is converted into an unrestricted subsidiary during such period (each, a “Converted Unrestricted Subsidiary”), in each case based on the Disposed EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer, disposition, closure, classification or conversion) determined on a historical pro forma basis.

“Consolidated Net Income” shall mean, for any period, the net income (loss) of the Company and the restricted subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication, (a) extraordinary items for such period, (b) the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income, (c) any expenses incurred during such period in connection with the Merger and the financing thereof, (d) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, (e) any income (loss) for such period attributable to the early extinguishment of indebtedness, hedging agreements or other derivative instruments (other than commodity hedging agreements), (f) accruals and reserves that are established or adjusted as a result of the Transactions in accordance with GAAP or changes as a result of the adoption or modification of accounting policies during such period, (g) stock-based award compensation expenses and (h) any income (loss) from investments recorded using the equity method. There shall be included in Consolidated Net Income, without duplication, the amount of any cash tax benefits related to the tax amortization of intangible assets in such period. There shall be excluded from Consolidated Net Income for any period the effects from applying purchase accounting, including applying purchase accounting to inventory, property and equipment, software and other intangible assets and deferred revenue required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and the restricted subsidiaries), as a result of the Transactions, any acquisition consummated prior to the Closing Date and any permitted acquisitions or the amortization or write-off of any amounts thereof.

“Disposed EBITDA” shall mean, with respect to any Sold Entity or Business or Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary (determined as if references to the Company and the restricted subsidiaries in the definition of the term “Consolidated EBITDA” (and in the component financial definitions used therein) were references to such Sold Entity or Business and its subsidiaries or to Converted Unrestricted Subsidiary and its subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business.

“Financing Documentation” shall mean definitive documentation for the facilities described in the Debt Commitment Letter.

“Non-Cash Charges” shall mean (a) any impairment charge or asset write-off or write-down related to intangible assets (including goodwill), long-lived assets, and investments in debt and equity securities pursuant to GAAP, (b) all losses from investments recorded using the equity method, (c) all Non-Cash Compensation Expenses, (d) the non-cash impact of purchase accounting, and (e) other non-cash charges (provided, in each case, that if any non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-Cash Compensation Expense” shall mean any non-cash expenses and costs that result from the issuance of stock-based awards, partnership interest-based awards and similar incentive based compensation awards or arrangements.

“Post-Acquisition Period” shall mean, with respect to any Specified Transaction, the period beginning on the date such Specified Transaction is consummated and ending on the last day of the fourth full consecutive fiscal quarter immediately following the date on which such Specified Transaction is consummated.

“Pro Forma Adjustment” shall mean, for any four quarter period that includes all or any part of a fiscal quarter included in any Post-Acquisition Period with respect to the Acquired EBITDA of the applicable Pro Forma Entity or the Consolidated EBITDA of the Company, the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, projected by the Company in good faith as a result of (a) actions taken, prior to or during such Post-Acquisition Period, for the purposes of realizing reasonably identifiable and factually supportable cost savings, or (b) any additional costs incurred prior to or during such Post-Acquisition Period in connection with the combination of the operations of such Pro Forma Entity with the operations of the Company and the restricted subsidiaries; provided that (A) so long as such actions are taken prior to or during such Post-Acquisition Period or such costs are incurred prior to or during such Post-Acquisition Period it may be assumed, for purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that such cost savings will be realizable during the entirety of such test period, or such additional costs will be incurred during the entirety of such test period, and (B) any such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, shall be without duplication for cost savings or additional costs already included in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, for such test period.

“Specified Transaction” shall mean, with respect to any period, any investment, sale, transfer or other disposition of assets, incurrence or repayment of indebtedness, dividend, subsidiary designation or other event that by the terms of the Financing Documentation requires “Pro Forma Compliance” with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis”.

“Sponsor” shall mean, collectively, Hellman & Friedman LLC and its affiliates.

“Transactions” shall mean the transactions contemplated by the Merger Agreement, the Equity Commitment Letter, the Rollover Commitment Letter and the Debt Commitment Letter and the payment of related fees and expenses.